Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twelve Weeks Ended
	November 22, 2014	November 23, 2013
Earnings:
Income before income taxes	$371,502	$341,295
Fixed charges	56,800	60,793
Less: Capitalized interest	(162)	(205)

Adjusted earnings	$428,140	$401,883

Fixed charges:
Gross interest expense	$35,987	$41,260
Amortization of debt origination fees	1,521	1,711
Interest portion of rent expense	19,292	17,822

Fixed charges	$56,800	$60,793

Ratio of earnings to fixed charges	7.5	6.6

	Fiscal Year Ended August
	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)
Earnings:
Income before income taxes	$1,662,714	$1,587,683	$1,452,986	$1,324,246	$1,160,505
Fixed charges	249,513	265,108	250,056	240,329	223,608
Less: Capitalized interest	(1,041)	(1,303)	(1,245)	(1,059)	(1,093)

Adjusted earnings	$1,911,186	$1,851,488	$1,701,797	$1,563,516	$1,383,020

Fixed charges:
Gross interest expense	$163,544	$180,085	$170,481	$164,712	$156,135
Amortization of debt origination fees	6,856	8,239	8,066	8,962	6,495
Interest portion of rent expense	79,113	76,784	71,509	66,655	60,978

Fixed charges	$249,513	$265,108	$250,056	$240,329	$223,608

Ratio of earnings to fixed charges	7.7	7.0	6.8	6.5	6.2

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